UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

JAMMIN JAVA CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

470751108
(CUSIP Number)

Shane Whittle
1917 West 4th Ave, Suite 386
Vancouver British Columbia, V6J 1M7, Canada
Telephone: 888-711-9873
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shane Whittle

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
7,375,000 shares of Common Stock
Number of
Shares Beneficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
7,375,000 shares of Common Stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
7,375,000 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
7.5%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Jammin Java Corp. (the “Company”).  The principal executive offices of the Company are located at 8200 Wilshire Blvd Suite 200, Beverly Hills, CA 90211.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Shane Whittle, an individual, who currently serves as CEO of Marley Coffee Canada Inc..  Mr. Whittle’s address is _1917 West 4th Ave, Vancouver British Columbia Canada.

(d)-(e)  During the last five years, Mr. Whittle: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Whittle is a citizen of Canada.

Item 3. Source of Amount of Funds or Other Compensation

On August 22, 2007, Mr. Whittle was appointed as a Director of the Company.

In February 2008, Mr. Whittle, through SJ Investment Holdings Inc., which he is a Director of, purchased 375,000 (post 3:1 forward split shares) of the Company’s common stock for an aggregate of $125,000, which shares were subsequently transferred to Mr. Whittle.

On April 30, 2008, David O’Neill, the then President, Director and majority shareholder of the Company sold 9,000,000 (post 3:1 forward split) shares of restricted common stock to Mr. Whittle for consideration of $20,000.

On July 8, 2008, Mr. Whittle was appointed as President, Treasurer and Secretary of the Company.

On May 20, 2010 Mr. Whittle resigned as Chief Executive Officer (“CEO”), Treasurer, Secretary and Director of the Company.

On October 1, 2010, Mr. Whittle sold 2,000,000 shares of restricted common stock of the Company which he held for aggregate consideration of $35,000 or $0.0175 per share in a private transaction.

Item 4. Purpose of Transaction

Mr. Whittle acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Whittle may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Whittle also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Whittle does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Whittle beneficially owns 7,375,000 shares of Common Stock, representing 7.5% of the Company’s currently outstanding shares, based on 98,910,594 shares of the Company’s common stock outstanding as of the date of this report.

(b)	Mr. Whittle holds the rights to vote 7,375,000 shares of Common Stock, representing 7.5% of the Company’s currently outstanding shares.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,375,000 shares of Common Stock, beneficially owned by Mr. Whittle.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

By:	/s/ Shane Whittle
Shane Whittle